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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RedEnvelope, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
75733R 60 1
(CUSIP Number)
John Pound
Integrity Brands Partners LLC
53 Westbourne Terrace
Brookline, MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esq.
Paul Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	75733R 60 1	Page	2	of	8

1	NAMES OF REPORTING PERSONS: The Integrity Brands Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3964059

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		772,725

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		772,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	772,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	75733R 60 1	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Integrity Brands Partners LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3964000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		772,725

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		772,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	772,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	75733R 60 1	Page	4	of	8

1	NAMES OF REPORTING PERSONS: John Pound

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		782,725

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		782,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	782,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 75733R 60 1	Page 5 of 8 Pages

Item 1.	Security and Issuer
This joint statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”) of RedEnvelope, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 149 New Montgomery Street, San Francisco, California, 94105. As reported on the Issuer’s Form 10Q for the quarter ended July 2, 2006, 9,594,378 shares of the Common Stock were outstanding as of August 11, 2006.

Item 2.	Identity and Background
(a) This joint statement on Schedule 13D is being filed by The Integrity Brands Fund, L.P., Integrity Brands Partners LLC and John Pound, who are collectively referred to as the “Reporting Persons.” Mr. Pound (the “Manager”) is the manager of Integrity Brands Partners LLC (the “General Partner”), which is the sole general partner of The Integrity Brands Fund, L.P. (the “Fund”). The General Partner has the power to vote and dispose of the Shares of Common Stock owned by the Fund, and by virtue of his position, the Manager has the power to direct the vote and dispose of the shares of Common Stock held by the Fund. Mr. Pound has been a Director of the Issuer since August 26, 2005. Information with respect to each of the Reporting Persons is as follows:
(b) The business address for each Reporting Person is 53 Westbourne Terrace, Brookline, Massachusetts 02446. The business telephone number for each reporting person is 617-731-4070.
(c) The business of the Fund is that of a limited partnership engaged in the purchase and sale of securities for its own account. In addition to being the sole Manager, Mr. Pound is the sole manager of Integrity Brands Advisors LLC, a limited liability company that identifies, originates, and oversees investment opportunities in public and private companies in the consumer brand and specialty retail arenas, on behalf of himself and other co-ventures.
(d) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding.
(e) None of the Reporting Persons have, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered such Reporting Person subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The General Partner is a Delaware limited liability company, the Fund is a Delaware limited partnership and Mr. Pound is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The Fund acquired 772,725 shares of Common Stock for a total of $6,181,800.00 using partnership funds. Included in the number of shares beneficially owned by Mr. Pound, are 10,000 shares of Common Stock issuable pursuant to an option granted by the Issuer to him in his capacity as a Director of the Issuer (the “Option”).

CUSIP No. 75733R 60 1	Page 6 of 8 Pages

Item 4.	Purpose of Transaction
The Reporting Persons acquired shares of the Common Stock of the Issuer based on (i) their belief that the Common Stock is undervalued in the public market; and (ii) their confidence in the Issuer’s new management team and strategic direction.
Except as set forth above, the Reporting Persons do not have any current intention, plan, or proposal with respect to: (a) the acquisition by any person of additional securities of the company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company become eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. The Reporting Persons reserve their right to monitor their investment and alter their plans with respect to these and all other issues pertaining to their investment at any point in time.

Item 5.	Interest in Securities of the Issuer
(a) As of the date stated hereof, the Reporting Persons have the following interest in the securities of the Issuer:
(i) the Fund beneficially owns 772,725 shares of the Common Stock, representing 8.1% of the Common Stock;
(ii) the General Partner may be deemed to beneficially own all shares of Common Stock beneficially owned by the Fund and Mr. Pound, based on his position as the sole Manager of the General Partner, may be deemed to beneficially own all shares of Common Stock deemed to be beneficially owned by the General Partner; and
(iii) in addition, Mr. Pound may be deemed to beneficially own 10,000 shares of Common Stock pursuant to the Option.
(b) With regard to the 772,725 shares of Common Stock owned by the Fund, the General Partner and by Mr. Pound, dispositive and voting power may be deemed to be shared. With regard to the additional 10,000 shares of Common Stock which Mr. Pound is deemed to beneficially own pursuant to the Option, Mr. Pound has sole dispositive and voting power.

CUSIP No. 75733R 60 1	Page 7 of 8 Pages
(c) The following transaction in the Common Stock was conducted by Reporting Persons since June 13, 2006, the date which is 60 days prior to the event requiring the filing of this statement:

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
The Integrity Brands Fund, L.P.	8/11/2006	772,725	$8.00
The above listed transaction was conducted in the ordinary course of business on the open market for cash. The purchase and sale price does not reflect any brokerage commissions paid.
(d) N/A
(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On August 26, 2005 in connection with Mr. Pound’s election to the Board of Directors of the Issuer, Mr. Pound was granted an option to purchase up to 40,000 shares of Common Stock at an exercise price of $10.00 per share. The shares subject to this option vest and become purchasable thereunder in four equal annual installments of 10,000 shares commencing on the first anniversary of the date of grant (the date of grant was August 26, 2005) and thereafter on each subsequent anniversary of the date of grant until fully vested.
Also, pursuant to the Issuer’s Directors’ Stock Option Plan, continuing non-employee directors of the Issuer are automatically granted options to purchase 10,000 shares on the date of each annual stockholder meeting. All shares subject to these options vest and become purchasable thereunder on the day before the first anniversary of the date of grant.
Except for matters described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1 Joint Filing Agreement by and among The Integrity Brands Fund, L.P., Integrity Brands Partners LLC and John Pound dated August 18, 2006.

CUSIP No. 75733R 60 1	Page 8 of 8 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 18, 2006

THE INTEGRITY BRANDS FUND, L.P.

By:	Integrity Brands Partners LLC
General Partner

By:	/s/ John Pound

John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC

By:	/s/ John Pound

John Pound
Manager

JOHN POUND

By:	/s/ John Pound

John Pound

CUSIP No. 75733R 60 1	Page 1 of 1 Page
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of August 18, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of RedEnvelope, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

DATE: August 18, 2006

THE INTEGRITY BRANDS FUND, L.P.

By:	Integrity Brands Partners LLC
General Partner

By:	/s/ John Pound

John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC

By:	/s/ John Pound

John Pound
Manager

JOHN POUND

By:	/s/ John Pound

John Pound